Amendment

to Amended and Restated

Investment Sub-Advisory Agreement

Between Jackson National Asset Management, LLC

and T. Rowe Price Associates, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and T. Rowe Price Associates, Inc., a Maryland corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 31st day of January 2001, and Amended and Restated effective as of the 1st day of December, 2012, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph n) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

n)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. With respect to regulatory investigations involving the Sub-Adviser or litigation in which the Sub-Adviser is a party and to which neither the Funds nor Adviser is a party, the Sub-Adviser shall be responsible for any reasonable fees or costs, subject to Sub-Adviser's prior notification, incurred by the Funds or Adviser associated with responding to such regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. With respect to regulatory investigations involving the Adviser or litigation in which the Adviser is a party and to which the Sub-Adviser is not a party, the Adviser shall be responsible for any reasonable fees or costs, subject to Adviser's prior notification, incurred by the Sub-Adviser associated with responding to such regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Sub-Adviser); and (ii) the Adviser's general business operations that require the involvement or participation of the Sub-Adviser. A party's aggregate liability to the other for all costs under this section shall not exceed the lesser (i) $50,000 per Fund for each such regulatory investigation or litigation, (ii) $250,000 for all such regulatory investigations and litigations occurring within any twelve month period, or (iii) another amount as mutually agreed by the parties.  Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		T. Rowe Price Associates, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Savonne L. Ferguson
Name:	Mark D. Nerud	Name:	Savonne L. Ferguson
Title:	President and CEO	Title:	Vice President